UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Royal Financial, Inc.
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                                (Name of Issuer)

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                                  Common Stock
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                         (Title of Class of Securities)

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                                   78027P1093
================================================================================
                                 (CUSIP Number)

               Elliot Press, Esq., c/o Katten Muchin Rosenman LLP,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
================================================================================
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 25, 2007
================================================================================
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |X|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  362274102

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     182,400 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        15,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            182,400 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     52,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      234,400 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  362274102

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     182,400 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            182,400 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      182,400 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.08%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

            This Statement relates to the shares of Common Stock ("Common Stock") of Royal Financial, Inc. (the "Company"). The principal executive offices of the Company are located at 9226 South Commercial Avenue, Chicago, Illinois 60017.

Item 2.     Identity and Background

            (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RQP LLC"), with respect to the shares of Common Stock beneficially owned by it and (ii) Philip J. Timyan, with respect to shares owned individually by Mr. Timyan and as managing member of RQP LLC and with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power. The general partner of RAM is RTL Partners Ltd. RQP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act.

            (b)-(c)

            Philip J. Timyan

            Mr. Timyan is principally employed as the Managing Member of Riggs Qualified Partners, LLC, a Delaware limited liability company ("RQP LLC"). Mr. Timyan invests, among other things, in bank stocks. When appropriate, Mr. Timyan reports his beneficial ownership of shares therein on either a beneficial ownership statement on Schedule 13D or 13G, depending upon Mr. Timyan's plans, proposals and intentions with respect to a particular position. In this regard, Mr. Timyan has filed beneficial ownership statements on Schedule 13D with respect to his holdings in Algiers Bancorp, Inc., Community Bancshares, Inc., Franklin Bank, National Association, Ridgestone Financial Services, Inc. and Heartland Bancshares, Inc., all of which companies subsequently announced that they had entered into agreements to be acquired in merger transactions. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

            Riggs Qualified Partners LLC

            RQP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RQP LLC is Philip J. Timyan. The principal business address of RQP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

            (d) To the best knowledge of the Reporting Persons, during the last five years, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            The aggregate amount of funds used to purchase the shares of Common Stock held by Mr. Timyan individually is $150,000. The source of funds used to purchase such shares was personal funds of Mr. Timyan.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RQP LLC is $2,080,166. The source of funds used to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RAM is $422,247. The source of funds used to purchase such shares was working capital of RAM.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes.

            On June 22, 2007, the Company reported that, effective June 18, 2007, the Company has suspended Donald A. Moll from acting in his capacity as CEO and President and as a member of the Board of Directors of the Company. The Reporting Persons believe that the Company may have unjustly suspended Mr. Moll; are not confident in the ability of the Company to identify suitable replacements for the positions from within the Company's current management and are concerned that hiring a new President and CEO could have a dilutive effect on the Company's shares.

            The Reporting Persons are disturbed by the recent developments and believe that significant changes are required in management's approach to maximizing shareholder value, including by seriously considering a sale of the Company.

            In this regard, the Reporting Persons intend to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's approach to maximizing shareholder value going forward. The Reporting Persons may communicate with members of management, other shareholders of the Company or other third parties on matters the Reporting Persons deem relevant to their investment in the Company, including for the purpose of influencing material business decisions relating to the Company. Specifically, if, in the view of the Reporting Persons, the Company's management does not improve its approach to maximizing shareholder value, the Reporting Persons may seek to nominate and elect an alternate slate of directors. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable and subject to applicable laws and regulations) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses
            (a)-(j) of Item 4 of the Form of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Persons are based upon 2,574,639 shares of Common Stock outstanding as of April 30, 2007 based on information contained in the Company's quarterly report on Form 10-QSB for the quarter ended March 31, 2007.

            As of the close of business on June 25, 2007:

            (i) 234,400 shares are beneficially owned by Mr. Timyan which represents 9.1% of Issuer (comprised of 182,400 shares held by RQP LLC of which Mr. Timyan is managing member, 37,000 shares held by RAM T, L.P., an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses shared dispositive power and 15,000 shares held in a joint account with Mr. Timyan's wife).

            (ii) RQP LLC owns 182,400 shares of Common Stock which represent approximately 7.08% of the outstanding Common Stock.

            (b) RQP LLC has the sole power to vote and dispose of the shares of Common Stock it holds, which power is exercisable by Mr. Timyan as managing member of RQP LLC.

            Mr. Timyan shares the power to dispose of the shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

            Mr. Timyan has sole power to vote and dispose of the shares of Common Stock that he holds directly.

            (c) Not applicable.

            (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 19,200 shares held by RAM.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

            Not applicable.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1: Agreement pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June , 2007

                                                   RIGGS QUALIFIED PARTNERS, LLC


                                                   By: /s/ Philip J. Timyan
                                                       -------------------------
                                                   Name: Philip J. Timyan
                                                   Title: Managing Member


                                                   /s/ Philip J. Timyan
                                                   -----------------------------
                                                   Philip J. Timyan

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                     UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of common stock, of Royal Financial, Inc.

                  Dated: June 25, 2007


                    /s/ Philip J. Timyan
                    --------------------
                    Philip J. Timyan

                    Riggs Qualified Partners, LLC


                    By: /s/ Philip J. Timyan
                        ---------------------------------
                        Philip J. Timyan, Managing Member